                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                19 September 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

          If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      PREMIER FARNELL PLC
                                                          (Registrant)


         Date: September 19, 2003                   By: Steven John Webb
                                                        ----------------
                                                    Steven John Webb
                                                    Group Company Secretary and
                                                    General Counsel







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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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 1.   NAME OF COMPANY                                     2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                     STANDARD LIFE GROUP


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 3.   PLEASE STATE WHETHER NOTIFICATION INDICATES THAT    4. NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           STANLIFE NOMINEES LIMITED 10,471,826
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18


      NOT DISCLOSED

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 5.   NUMBER OF              6.  PERCENTAGE OF ISSUED     7.  NUMBER OF SHARES/AMOUNT    8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                        OF STOCK DISPOSED
      STOCK ACQUIRED

      N/A                        N/A                          540,976                        0.15%

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 9.  CLASS OF SECURITY                                   10.  DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                               17 SEPTEMBER 2003              18 SEPTEMBER 2003


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13.  TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                              NOTIFICATION
      10,471,826
                                                              BELOW 3%

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14.   ANY ADDITIONAL INFORMATION                         15.  NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

      THE COMPANY HAS BEEN INFORMED THAT STANDARD LIFE        STEVEN WEBB
      GROUP NO LONGER HAS A NOTIFIABLE INTEREST OVER          PREMIER FARNELL PLC
      SHARES IN THE COMPANY.                                  150 ARMLEY ROAD
                                                              LEEDS
                                                              LS12 2TU
                                                              0113 387 5276

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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY

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DATE OF NOTIFICATION:  18 SEPTEMBER 2003

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